October 24, 2008

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated October 6, 2008
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008

Form 20-F/A for Fiscal Year Ended December 31, 2007
Filed August 15, 2008
File No. 1-14487

Dear Mr. Spirgel:

By letter dated July 25, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 6, 2008 (the “2007 Form 20-F”) by Tele Norte Leste Participações S.A. (“TNL”). On August 15, 2008, TNL provided responses to the Staff’s comments and filed an amendment to the 2007 Form 20-F on Form 20-F/A for the year ended December 31, 2007 (the “2007 Form 20-F/A”). On September 17, 2008, TNL provided a supplemental response letter in response to the Staff’s supplemental comment contained in its letter dated September 4, 2008.

Set forth below is the further response of TNL to the additional comment contained in the Staff’s letter dated October 6, 2008. For your convenience, we have reproduced below in bold the Staff’s comment and have provided our response immediately below the comment.

Form 20-F/A for Fiscal Year Ended December 31, 2007

Note 36 – Summary of the differences between Brazilian GAAP and US GAAP, page F-82

(q) Statement of cash flows, page F-95

1. We note your response to prior comment 1. It is unclear to us whether you distinguish in your cash flow statement the judicial deposits and blockings that are treated as investing activities and the cash flows that are ultimately paid or received upon the conclusion of the judicial proceeding. Tell us whether you reflect those deposits that are paid to a third party as the result of a final ruling against the company as an operating or an investing cash outflow. If they are classified as an investing cash flow, explain to us your consideration of the guidance in paragraph 23e. of SFAS 95, which states that amounts paid as legal settlements should be reflected as operating cash flows.

We respectfully refer the Staff to our prior response in our supplemental response letter dated September 17, 2008. Both judicial deposits and judicial blockings are legally restricted cash accounts whose funds are deposited in an escrow account with a trustee appointed by the relevant legal authority. Judicial deposits are required in judicial proceedings initiated by the Company and judicial blockings are ordered by the relevant court. Amounts in these escrow accounts bear interest and their cash flows are treated as investing activities based on the guidance included in Rule 5-02, Caption 1 of Regulation S-X.

Upon the conclusion of a judicial proceeding in which there is a ruling against the Company, the corresponding legal settlement paid to a third party is recorded as a reduction of the judicial deposit or judicial blocking, as applicable, and the corresponding pre-existing liability or, in rare cases where there is no liability corresponding to the deposit, as a charge to the statement of operations; in both cases the amount paid to a third party is presented within operating activities for cash flow statement purposes, in accordance with the guidance in paragraph 23.e of SFAS 95.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call Marcelo Augusto Salgado Ferreira, who assisted in preparing this response, at +55 21 3131-2871.

Very truly yours,

/s/ José Luis Magalhães Salazar
José Luis Magalhães Salazar
Investor Relations Officer
Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
John Harrington, Attorney-Advisor
Robert Bartelmes, Senior Financial Analyst
Securities and Exchange Commission

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